UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )

W.W. GRAINGER, INC.

(Name of Issuer)

Common Stock (par value $.50 per share)

(Title of Class of Securities)

384802–10–4

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

0	Rule 13d-1(b)
0	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No.	384802–10–4
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James D. Slavik
2.	Check the Appropriate Box if a Member of a Group (a) 0 (See Instructions) (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,664,659
	6.	Shared Voting Power 2,514,738
	7.	Sole Dispositive Power 1,664,659
	8.	Shared Dispositive Power 2,514,738
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,179,397

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ 705,046
11.	Percent of Class Represented by Amount in Row (9) 5.6% of shares outstanding December 31, 2008 according to information provided by the issuer
12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer W.W. GRAINGER, INC.
	(b)	Address of Issuer's Principal Executive Offices 100 Grainger Parkway Lake Forest, Illinois 60045

Item 2.
	(a)	Name of Person Filing James D. Slavik
	(b)	Address of Principal Business Office or, if none, Residence 100 Bayview Circle, Suite 4500 Newport Beach, California 92660
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock (par value $.50 per share)
	(e)	CUSIP Number 384802–10–4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 4,179,397
(b)	Percent of class: 5.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,664,659
	(ii)	Shared power to vote or to direct the vote 2,514,738
	(iii)	Sole power to dispose or to direct the disposition of 1,664,659
	(iv)	Shared power to dispose or to direct the disposition of 2,514,738

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date
/s/ James D. Slavik
Signature
James D. Slavik
Name